                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                Seiko Epson Corp.
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)

                         ------------------------------

                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)
                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636
       (Address, including zip code, and telephone number of depositary's principal offices)

                         ------------------------------

                               JPMorgan Chase Bank
                                 ADR Department
                          4 New York Plaza, 13th Floor
                            New York, New York 10004
                            Tel. No.: (212) 623-0636
    (Address, including zip code, and telephone number of agent for service)

                         ------------------------------

                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022

It is proposed that this filing become effective under Rule 466

           [X] immediately upon filing       [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                    CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                                                           Proposed
                                                                     Proposed              Maximum
                                                   Amount            Maximum               Aggregate         Amount of
Title of Each Class of                             to be             Offering              Offering          Registration
Securities to be Registered                        Registered        Price Per Unit (1)    Price (2)         Fee
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing one-half of one
share of common stock of Seiko Epson Corp.         50,000,000        $0.05                 $2,500,000        $203
=========================================================================================================================

(1)Each unit represents one American Depositary Share.

(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                            Location in Form of American Depositary
   Item Number and Caption                                                  Receipt Filed Herewith as Prospectus
   -----------------------                                                  ------------------------------------
      (1)    Name and address of Depositary                                 Introductory paragraph

      (2)    Title of American Depositary Receipts and                      Face of American Depositary Receipt, top
             identity of deposited securit                                  center

   Terms of Deposit:

      (i)    Amount of deposited securities represented by                  Face of American Depositary Receipt, upper
             one unit of American Depositary Shares                         right corner


      (ii)   Procedure for voting, if any, the deposited                    Articles (12) and (14)
             securities

      (iii)  Collection and distribution of dividends                       Article (13)

      (iv)   Transmission of notices, reports and proxy                     Articles (11) and (12)
             soliciting material

      (v)    Sale or exercise of rights                                     Articles (13) and (14)

      (vi)   Deposit or sale of securities resulting from                   Articles (13) and (16)
             dividends, splits or plans of reorganization

      (vii)  Amendment, extension or termination of the                     Articles (18) and (19)
             Deposit Agreement

      (viii) Rights of holders of receipts to inspect the                   Article (3)
             transfer books of the Depositary and the list of
             Holders of receipts

      (ix)   Restrictions upon the right to deposit or                      Articles (1), (2), (4), (6), (15), (16) and (17)
             withdraw the underlying securities

      (x)    Limitation upon the liability of the Depositary                Introductory paragraph and Articles (1), (2),
                                                                            (4), (7), (16) and (17)

      (3)    Fees and Charges                                               Article (20)

Item 2. AVAILABLE INFORMATION

                                                                            Location in Form of American Depositary
      Item Number and Caption                                               Receipt Filed Herewith as Prospectus
      -----------------------                                               ------------------------------------
      (a)     Statement that the issuer of the deposited                    Article (11)
      securities specified above furnishes the Commission
      with certain public reports and documents required
      by foreign law or otherwise under Rule 12g3-2(b)
      under the Securities Exchange Act of 1934 and that
      such reports can be inspected by holders of American
      Depositary Receipts and copied at public reference
      facilities maintained by the Commission in
      Washington, D.C.

                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY
    RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

     (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

     (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

     (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 7, 2004.

                            Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Seiko Epson Corp.

                            JPMORGAN CHASE BANK, Depositary

                            By:  /s/Joseph M. Leinhauser
                                 -----------------------
                            Name: Joseph M. Leinhauser
                            Title: Vice President

                                INDEX TO EXHIBITS

Exhibit                                                                  Sequentially
Number                                                                   Numbered Page
------                                                                   -------------
(a) Form of ADR
(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
    Depositary, as to the legality of the securities to be registered.
(e) Rule 466 Certification